Exhibit 21.1

TONNER-ONE WORLD HOLDINGS, INC.

LIST OF SUBSIDIARIES

Entity	State of Incorporation	Percentage of Ownership
One World Doll Project, Inc.	Texas	100%
National Fuel and Energy, Inc.	Texas	100%
Tonner-One World, Inc.	Texas	100%